UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): January 19, 2005

CAMDEN PROPERTY TRUST

(Exact name of Registrant as Specified in Charter)

Texas	1-12110	76-6088377

(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

Three Greenway Plaza, Suite 1300, Houston, Texas 77046
(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (713) 354-2500

Not applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

     On January 19, 2005, Camden Property Trust, a Texas real estate investment trust (the “Company”), entered into a Credit Agreement (the “Credit Agreement”) with Bank of America, N.A., as administrative agent, the Lenders named therein and Banc of America Securities, LLC, as sole lead arranger, for a $500,000,000 senior unsecured bridge facility with a term of 364 days from funding and an interest rate of LIBOR plus 80 basis points, which interest rate is subject to certain conditions. Camden Operating, L.P. and certain of the Company’s other subsidiaries have guaranteed any outstanding obligation under the Credit Agreement. The Company intends to use such facility to finance a portion of the cash consideration and merger costs relating to the merger of Summit Properties Inc. and Camden Summit, Inc., a wholly owned subsidiary of the Company. The description herein of the Credit Agreement is qualified in its entirety, and the terms therein are incorporated herein, by reference to the Credit Agreement filed as Exhibit 99.1 hereto.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of Registrant.

     The information set forth in Item 1.01 is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(c)      Exhibits.

Exhibit
Number	Title
99.1	Form of Credit Agreement dated January 19, 2005 among Camden Property Trust, Bank of America, N.A., as administrative agent, the Lenders named therein and Banc of America Securities LLC, as sole lead arranger.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 20, 2005
CAMDEN PROPERTY TRUST
	By:	/s/ Dennis M. Steen
Dennis M. Steen
Senior Vice President - Finance, Chief Financial Officer and Secretary

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EXHIBIT INDEX

Exhibit
Number	Title
99.1	Form of Credit Agreement dated January 19, 2005 among Camden Property Trust, Bank of America, N.A., as administrative agent, the Lenders named therein and Banc of America Securities LLC, as sole lead arranger.

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